UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 29)*

                             Icahn Enterprises L.P.
                                (Name of Issuer)

             Depositary Units Representing Limited Partner Interests
                         (Title of Class of Securities)

                                   029169 10 9
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4300
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 2, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box //.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1  NAME OF REPORTING PERSON
      High Coast Limited Partnership

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) /x/
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      Not applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      37,009,836

8  SHARED VOTING POWER
      1,515,515

9  SOLE DISPOSITIVE POWER
      37,009,836

10 SHARED DISPOSITIVE POWER
      1,515,515

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      38,525,351

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      51.52%

14 TYPE OF REPORTING PERSON*
      PN

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1  NAME OF REPORTING PERSON
      Little Meadow Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) /x/
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      Not applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      50,417,518

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      50,417,518

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      50,417,518

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      67.43%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1  NAME OF REPORTING PERSON
      Barberry Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) /x/
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      Not applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      2,941,392

8  SHARED VOTING POWER
      4,286,087

9  SOLE DISPOSITIVE POWER
      2,941,392

10 SHARED DISPOSITIVE POWER
      4,286,087

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      7,227,479

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.67%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1  NAME OF REPORTING PERSON
      Gascon Partners

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) /x/
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      Not applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      11,892,167

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      11,892,167

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,892,167

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      15.90%

14 TYPE OF REPORTING PERSON*
      PN

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1  NAME OF REPORTING PERSON
      Astral Gas Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) /x/
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      Not applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      11,892,167

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      11,892,167

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,892,167

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      15.90%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1  NAME OF REPORTING PERSON
      Unicorn Associates Corporation

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) /x/
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      Not applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      11,892,167

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      11,892,167

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,892,167

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      15.90%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1  NAME OF REPORTING PERSON
      ACF Industries Holding Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) /x/
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      Not applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      11,892,167

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      11,892,167

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,892,167

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      15.90%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1  NAME OF REPORTING PERSON
      Highcrest Investors Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) /x/
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      Not applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      3,866,379

8  SHARED VOTING POWER
      11,892,167

9  SOLE DISPOSITIVE POWER
      3,866,379

10 SHARED DISPOSITIVE POWER
      11,892,167

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      15,758,546

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      21.07%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1  NAME OF REPORTING PERSON
      Buffalo Investors Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) /x/
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      Not applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      15,344,753

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      15,344,753

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      15,344,753

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      20.52%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1  NAME OF REPORTING PERSON
      Starfire Holding Corporation

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) /x/
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      Not applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      15,344,753

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      15,344,753

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      15,344,753

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      20.52%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D

CUSIP No.  029169 10 9

1  NAME OF REPORTING PERSON
      Icahn Management LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      3,410,441

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      3,410,441

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,410,441

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.56%

14 TYPE OF REPORTING PERSON*
      PN

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1  NAME OF REPORTING PERSON
      CCI Manager LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) /x/
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      Not applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      3,410,441

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      3,410,441

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,410,441

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.56%

14 TYPE OF REPORTING PERSON*
      OO

                                  SCHEDULE 13D

CUSIP No.  029169 10 9

1  NAME OF REPORTING PERSON
      CCI Offshore LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      3,706,723

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      3,706,723

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,706,723

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.96%

14 TYPE OF REPORTING PERSON*
      OO

                                  SCHEDULE 13D

CUSIP No.  029169 10 9

1  NAME OF REPORTING PERSON
      Odysseus Holding Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      3,706,723

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      3,706,723

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,706,723

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.96%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D

CUSIP No.  029169 10 9

1  NAME OF REPORTING PERSON
      CCI Onshore LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      1,515,515

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      1,515,515

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,515,515

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.03%

14 TYPE OF REPORTING PERSON*
      OO

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1  NAME OF REPORTING PERSON
      Thornwood Associates Limited Partnership

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) /x/
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      Not applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      4,286,087

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      4,286,087

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,286,087

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.73%

14 TYPE OF REPORTING PERSON*
      PN

                                  SCHEDULE 13D

CUSIP No. 029169 10 9

1  NAME OF REPORTING PERSON
      Carl C. Icahn

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) /x/
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      Not applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        /X/

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      68,628,540

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      68,628,540

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      68,628,540

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      91.78%

14 TYPE OF REPORTING PERSON*
      IN

                         SCHEDULE 13D - AMENDMENT NO. 29

Item 1. Security and Issuer

     The Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on September 24, 1990 (the "Initial 13D"), as previously amended, is hereby further amended to furnish the additional information set forth in this Amendment No. 29 to the Initial 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D, as amended. This filing relates to the depositary units of the Issuer, Icahn Enterprises L.P., a Delaware Limited Partnership (the "Depositary Units"). The address of the principal executive office of the Issuer is 767 Fifth Avenue, 47th Floor, New York, NY 10153.

Item 2. Identity and Background

     Item 2 of the Initial 13D is hereby amended by the addition of the following:

     Each of Thornwood Associates Limited Partnership, a Delaware limited partnership ("Thornwood"), and Odysseus Holding Corp., a Delaware corporation ("Odysseus"), shall be included within the definition of the term "Reporting Persons." Each of Thornwood and Odysseus is primarily engaged in the business of holding securities. The principal business address of each of Thornwood and Odysseus is 767 Fifth Avenue, 47th Floor, New York, NY 10153. Carl C. Icahn is the sole stockholder of: (i) Barberry, which is the general partner of Thornwood; and (ii) Odysseus. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of Thornwood and Odysseus. The name, citizenship, present principal occupation or employment and business address of each director and executive officer of each of Thornwood and Odysseus are set forth in Schedule A attached hereto.

     Neither Thornwood, Odysseus nor any manager or executive officer thereof has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     The aggregate purchase price of the Depositary Units purchased by Barberry during the past sixty days (as described further in Item 5(c) below) was $1,345,327.32 (including commissions). The source of funding for the purchase of these Depositary Units was the general working capital of Barberry. These Depositary Units are held by Barberry in a margin account together with other securities. Although it does not currently, such margin account may from time to time have a debit balance. The information set forth below in Item 4 is incorporated herein by reference.

Item 4. Purpose of Transaction

     Item 4 of the Initial 13D, as amended, is hereby amended by the addition of the following:

     On December 2, 2008, Thornwood, the Issuer and Barberry entered into a Contribution and Exchange Agreement (the "Agreement"), pursuant to which, among other things, (i) Thornwood transferred to the Issuer 24,491,924 shares of common stock of Federal-Mogul Corporation, in consideration for which (ii) the Issuer issued an aggregate of 4,286,087 Depositary Units to Thornwood. The Depositary Units issued to Thornwood will have certain registration rights pursuant to the Registration Rights Agreement dated as of June 30, 2005, as amended, among the Issuer and certain other parties. The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, a copy of which is filed herewith as Exhibit 1 and is incorporated herein by reference.

     Over the course of the last few weeks, the Reporting Persons purchased 54,392 Depositary Units because they believed that such purchases were a good investment. The Reporting Persons may acquire additional Depositary Units at prices that they consider to be appropriate.

     The Reporting Persons reserve the right, from time to time and at any time, to acquire additional Depositary Units and/or other equity, debt or other securities, notes or instruments (collectively, "Securities") of the Issuer in the open market or otherwise and reserve the right to dispose of any or all of their Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

Item 5. Interest in Securities of the Issuer

     Item 5 is hereby amended and restated as follows:

     (a) After taking the transactions described in Item 4 into account, the Reporting Persons may be deemed to beneficially own, in the aggregate, 68,628,540 Depositary Units, representing approximately 91.78% of the Issuer's outstanding Depositary Units, and 10,819,213 Preferred Units, representing approximately 86.54% of the Issuer's outstanding Preferred Units (based upon:
(i) the 70,489,510 Depositary Units and 12,502,254 Preferred Units stated to be outstanding as of November 3, 2008 by the Issuer in the Issuer's Form 10-Q filing filed with the Securities and Exchange Commission on November 5, 2008; and (ii) the 4,286,087 Depositary Units issued to Thornwood in connection with the transactions described in Item 4).

     (b) High Coast has sole voting power and sole dispositive power with respect to 37,009,836 Depositary Units, representing approximately 49.49% of the Issuer's outstanding Depositary Units. Little Meadow (as the general partner of High Coast) may be deemed to indirectly beneficially own the Depositary Units which High Coast directly beneficially owns. Little Meadow disclaims beneficial ownership of the Depositary Units for all other purposes.

     Barberry has sole voting power and sole dispositive power with respect to 2,941,392 Depositary Units, representing approximately 3.93% of the Issuer's outstanding Depositary Units.

     Gascon has sole voting power and sole dispositive power with respect to 11,892,167 Depositary Units, representing approximately 15.90% of the Issuer's outstanding Depositary Units. Each of Little Meadow (as a partner of Gascon), Astral (as a partner of Gascon), Unicorn (as the sole shareholder of Astral), ACF Holding (as the sole shareholder of Unicorn), Highcrest (as the sole shareholder of ACF Holding), Buffalo (as the owner of 99.3% of Highcrest), and Starfire (as the sole shareholder of Buffalo) may be deemed to indirectly beneficially own the Depositary Units which Gascon directly beneficially owns. Each of Little Meadow, Astral, Unicorn, ACF Holding, Highcrest, Buffalo and Starfire disclaims beneficial ownership of the Depositary Units for all other purposes.

     Highcrest has sole voting power and sole dispositive power with respect to 3,866,379 Depositary Units, representing approximately 5.17% of the Issuer's outstanding Depositary Units. Each of Buffalo (as the owner of 99.3% of Highcrest) and Starfire (as the sole shareholder of Buffalo) may be deemed to indirectly beneficially own the Depositary Units which Highcrest directly beneficially owns. Each of Buffalo and Starfire disclaims beneficial ownership of the Depositary Units for all other purposes.

     Icahn Management has sole voting power and sole dispositive power with respect to 3,410,441 Depositary Units, representing approximately 4.56% of the Issuer's outstanding Depositary Units. CCI Manager (as the general partner of Icahn Management) may be deemed to indirectly beneficially own the Depositary Units which Icahn Management directly beneficially owns. CCI Manager disclaims beneficial ownership of the Depositary Units for all other purposes.

     CCI Onshore has sole voting power and sole dispositive power with respect to 1,515,515 Depositary Units, representing approximately 2.03% of the Issuer's outstanding Depositary Units. Each of High Coast (as the sole member of CCI Onshore) and Little Meadow (as the general partner of High Coast) may be deemed to indirectly beneficially own the Depositary Units which CCI Onshore directly beneficially owns. Each of High Coast and Little Meadow disclaims beneficial ownership of the Depositary Units for all other purposes.

     CCI Offshore has sole voting power and sole dispositive power with respect to 3,706,723 Depositary Units, representing approximately 4.96% of the Issuer's outstanding Depositary Units. Odysseus (as the sole member of CCI Offshore) may be deemed to indirectly beneficially own the Depositary Units which CCI Offshore directly beneficially owns. Odysseus disclaims beneficial ownership of the Depositary Units for all other purposes.

     Thornwood has sole voting power and sole dispositive power with respect to 4,286,087 Depositary Units, representing approximately 5.73% of the Issuer's outstanding Depositary Units. Barberry (as the general partner of Thornwood) may be deemed to indirectly beneficially own the Depositary Units which Thornwood directly beneficially owns. Barberry disclaims beneficial ownership of the Depositary Units for all other purposes.

     Carl C. Icahn (as the sole shareholder of each of Barberry, Little Meadow, Starfire and Odysseus, and the owner of 99.8% of CCI Manager) may be deemed to indirectly beneficially own the Depositary Units which High Coast, Barberry, Gascon, Highcrest, Icahn Management, CCI Onshore, CCI Offshore and Thornwood directly beneficially own. Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

     (c) The following table sets forth all transactions with respect to Depositary Units effected by any of the Reporting Persons during the past sixty
(60) days. Except as otherwise indicated, all transactions were effected in the open market, and the table includes commissions paid in per share prices.


                                      Shares Purchased       Price Per Share/
Name                  Date            (Sold)                 Exercise Price
----------- ------------------------ ---------------------- --------------------
Barberry          November 12, 2008                    975              $25.9812
----------- ------------------------ ---------------------- --------------------
Barberry          November 13, 2008                  5,484              $25.8335
----------- ------------------------ ---------------------- --------------------
Barberry          November 14, 2008                  1,185              $26.2110
----------- ------------------------ ---------------------- --------------------
Barberry          November 17, 2008                  8,100              $25.9111
----------- ------------------------ ---------------------- --------------------
Barberry          November 18, 2008                  5,069              $26.0499
----------- ------------------------ ---------------------- --------------------
Barberry          November 19, 2008                  5,055              $25.7174
----------- ------------------------ ---------------------- --------------------
Barberry          November 20, 2008                  8,100              $24.3042
----------- ------------------------ ---------------------- --------------------
Barberry          November 21, 2008                  8,100              $23.2111
----------- ------------------------ ---------------------- --------------------
Barberry          November 24, 2008                  1,324              $26.2400
----------- ------------------------ ---------------------- --------------------
Barberry          November 25, 2008                  8,200              $22.2807
----------- ------------------------ ---------------------- --------------------
Barberry          November 26, 2008                  2,800              $26.0782
----------- ------------------------ ---------------------- --------------------
Thornwood          December 2, 2008          (1) 4,286,087                   (1)
----------- ------------------------ ---------------------- --------------------

____________________
(1) See Item 4.

Item 6. Contracts, Arrangement, Understanding or Relationship with Respect to Securities of the Issuer

     The information set forth above in Item 4 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

1.   Contribution and Exchange  Agreement  (incorporated by reference to Exhibit
     10.1 to the Current Report on Form 8-K filed with the SEC by Issuer on December 3, 2008)

                                   SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the depositary units representing limited partner interests in Icahn Enterprises L.P., a Delaware limited partnership, is true, complete and correct.

Dated: December 3, 2008


HIGH COAST LIMITED PARTNERSHIP
By: Little Meadow Corp.
Its: General Partner

By:  /s/ Edward E. Mattner
     ---------------------
     Name: Edward E. Mattner
     Title: Authorized Signatory


LITTLE MEADOW CORP.

By:  /s/ Edward E. Mattner
     ---------------------
     Name: Edward E. Mattner
     Title: Authorized Signatory


BARBERRY CORP.

By:  /s/ Edward E. Mattner
     ---------------------
     Name: Edward E. Mattner
     Title: Authorized Signatory


GASCON PARTNERS
By: Little Meadow Corp.
Its: Partner

By:  /s/ Edward E. Mattner
     ---------------------
     Name: Edward E. Mattner
     Title: Authorized Signatory


By: Astral Gas Corp.
Its: Partner

By:  /s/ Edward E. Mattner
     ---------------------
     Name: Edward E. Mattner
     Title: President


ASTRAL GAS CORP.

By:  /s/ Edward E. Mattner
     ---------------------
     Name: Edward E. Mattner
     Title: President


UNICORN ASSOCIATES CORPORATION

By:  /s/ Edward E. Mattner
     ---------------------
     Name: Edward E. Mattner
     Title: President and Treasurer


ACF INDUSTRIES HOLDING CORP.

By:  /s/ Keith Cozza
     ---------------
     Name: Keith Cozza
     Title: Vice President


HIGHCREST INVESTORS CORP.

By:  /s/ Keith Cozza
     ---------------
     Name: Keith Cozza
     Title: Vice President


BUFFALO INVESTORS CORP.

By:  /s/ Edward E. Mattner
     ---------------------
     Name: Edward E. Mattner
     Title: President and Treasurer


STARFIRE HOLDING CORPORATION

By:  /s/ Keith Cozza
     ---------------
     Name: Keith Cozza
     Title: Authorized Signatory


ICAHN MANAGEMENT LP

By:  /s/ Edward E. Mattner
     ---------------------
     Name: Edward E. Mattner
     Title: Authorized Signatory


CCI MANAGER LLC

By:  /s/ Edward E. Mattner
     ---------------------
     Name: Edward E. Mattner
     Title: Authorized Signatory

CCI ONSHORE LLC
By: High Coast Limited Partnership, its sole member
By: Little Meadow Corp., its general partner

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


CCI OFFSHORE LLC
By: Odysseus Holding Corp., its sole member

By:  /s/ Edward E. Mattner
     ---------------------
     Name: Edward E. Mattner
     Title: Authorized Signatory


THORNWOOD ASSOCIATES LIMITED PARTNERSHIP
By: Barberry Corp., its general partner

By:  /s/ Edward E. Mattner
     ---------------------
     Name: Edward E. Mattner
     Title: Authorized Signatory


ODYSSEUS HOLDING CORP.

By:  /s/ Edward E. Mattner
     ---------------------
     Name: Edward E. Mattner
     Title: Authorized Signatory


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN



        [Signature Page for Icahn Enterprises L.P. 13D Amendment No. 29]

                                   SCHEDULE A

      DIRECTORS AND EXECUTIVE OFFICERS OF THE ADDITIONAL REPORTING PERSONS

     The following sets forth the name, position, and principal occupation of each director and executive officer of each of the additional Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the additional Reporting Persons own any Shares.


THORNWOOD ASSOCIATES LIMITED PARTNERSHIP
Name                                Position
----                                --------
Barberry Corp.                      General Partner


BARBERRY CORP.
Name                                Position
----                                --------
Carl C. Icahn                       Director; Chairman of the Board; President
Vincent Intrieri                    Vice President; Authorized Signatory
Gail Golden                         Vice President; Authorized Signatory
Keith Cozza                         Secretary; Treasurer
Edward E. Mattner                   Authorized Signatory
Jordan Bleznick                     Vice President-Taxes


ODYSSEUS HOLDING CORP.
Name                                Position
----                                --------
Carl C. Icahn                       Director; President
Edward E. Mattner                   Vice President; Secretary
Jordan Bleznick                     Vice President-Taxes